	ADDITIONAL INFORMATION	E22
SHELL ANNUAL REPORT AND FORM 20-F 2015	EXHIBIT 99.1

EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-199736) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953) of Royal Dutch Shell plc of our report dated March 9, 2016, relating to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 20-F.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London
March 9, 2016